Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of our name and to our report dated January 20, 2010, relating to proved oil and natural gas reserves and future net revenues of Encore Energy Partners LP for the year ended December 31, 2009, in this Current Report of Vanguard Natural Resources, LLC on Form 8-K.  We hereby consent to the incorporation by reference of said report in the Registration Statements on Form S-3 (No. 333-159911), Form S-3 (No. 333-168177) and Form S-8 (No. 333-152448).

The Registration Statements contain references to certain reports prepared by Miller and Lents, Ltd. for the exclusive use of Encore Energy Partners LP.  The analysis, conclusions, and methods contained in the reports are based upon information that was in existence at the time the reports were rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the reports.  While the reports may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the reports, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information.  Moreover, the conclusions contained in such reports are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of their preparation and that are described in such reports in reasonable detail.  However, there are a wide range of uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, economic changes, natural events, actions of individuals or governments, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By: /s/ Carl D. Richard, P.E.
Carl D. Richard, P. E.
Senior Vice President

Houston, Texas
December 2, 2010